September 24, 2013

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Peoples Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-12103

Dear Mr. Rodriguez:

Peoples Financial Corporation (the “Company”) is in receipt of your correspondence dated September 13, 2013. We have carefully reviewed your comments and are pleased to provide the following responses to your inquiries:

Form 10-Q for the period ended June 30, 2013

Provision for Loan Losses, page 38

Comment:

The original loan date, borrower and development information, triggering events leading to this loan being placed on non-accrual status in 2011

Response:

This loan was extended on December 15, 2006 for $15,500,000. The purpose was for the acquisition and residential development of 1,111 acres in Cherokee County, Georgia. The collateral was valued at $27,700,000 (as is) and $31,700,000 (after infrastructure completed) by a third party qualified appraiser from Georgia.

The loan was modified in January 2007 to extend the maturity date. In February 2010, a new appraisal was obtained by a third party qualified appraiser from Georgia, who valued the collateral at $20,850,000. The loan was modified in June 2010 to extend the maturity date. In September 2010, the loan was modified to extend the maturity date and to allow interest only payments.

As described in “Critical Accounting Policies” and “Provision for Loan Losses” in Form 10-Q for June 30, 2013 on page 29 and pages 37—38, the Company evaluates its loan portfolio on a regular periodic basis. A more detailed discussion of the Company’s computation of the allowance for loan losses is provided in Note A to the Consolidated Financial Statements in Form 10-K for the year ended December 31, 2012. Included in this process is a quarterly analysis of non-performing loans and the current value of related collateral. This loan was included in this process.

Due to on-going performance issues, the loan was placed on nonaccrual and accrued interest of $375,500 was charged-off on June 28, 2011.

Comment:

How and why you did not have a specific reserve set aside for this loan until recently and the facts and circumstances supporting management’s judgments and determinations in this regard as it related to the extent of any guarantees, sufficiency of collateral, etc.

Response:

The analysis of this loan at the time the loan was placed on nonaccrual concluded that no specific reserve was required as the collateral was sufficient to cover any potential loss. However, out of abundance of caution, the Company obtained additional collateral from the borrower, which included property located within the Company’s trade area in south Mississippi. The value as determined by appraisals performed by third party qualified appraisers on this additional collateral in December 2011 and January 2012 totaled $6,160,000.

The loan officer, Chief Lending Officer, Chief Executive Officer and other bank management met with the customer on a regular, periodic basis since the loan began having performance issues. The Company believed that the customer had a reasonable plan to improve the loan and noted that this position was supported by payments received during this time. While on nonaccrual, the customer was able to make periodic payments, which were applied to principal. This included payments of $67,000 in June 2012, $47,000 in November 2012 and $118,000 in December 2012. The next payment under the modification agreement was due in July 2013.

In November 2012, a new appraisal on the collateral in Georgia was obtained by a third party qualified appraiser from Georgia, who valued the collateral at $13,000,000. The loan balance at this time was $15,318,000, with total collateral valued at $19,160,000, which included the subject property and additional collateral from the Company’s trade area. Accordingly, as of December 31, 2012, the Company’s analysis of this loan concluded that no specific reserve was required.

At a meeting with the customer on June 24, 2013, the Company learned that the borrower was not able to make further payments and that effort by them to complete development of and market the residential lots had failed. After thoroughly considering the status of this relationship, the Company determined that it has two options available to resolve this matter. These two scenarios are to either foreclose on this large unfinished residential development out of its trade area, or to market the loan. The related costs and time to complete each scenario have been considered. The Company believes that its most favorable option at this time is to market the loan and it conducted a thorough analysis of the value of the subject property and expected costs associated with this process. Based on this evaluation, the Company assigned a specific reserve of $3,000,000 to this credit.

The process, computation and conclusions described herein were presented to our independent accounting firm, Porter Keadle Moore, LLC, as a part of their review of our Form 10-Q for the quarter ended June 30, 2013. In addition, the Company’s periodic joint examination by the FDIC and Mississippi Department of Banking and Consumer Finance took place during July 2013. Accordingly, these two regulatory agencies also reviewed our conclusions with respect to this loan and the computation of the specific reserve. None of these parties recommended any changes to our computation or conclusions.

The Company will obtain a new appraisal by a third party qualified appraiser by December 31, 2013.

Comment:

Whether or not the bank used third parties or outside experts to value any collateral or conduct appraisals given that this loan was not in your primary operating market and whether or not this information was received timely.

Response:

The Company used third party qualified appraisers to value the collateral. These appraisers valuing the property in Georgia are located in Georgia with experience in the Cherokee County market. The appraisers valuing the property in south Mississippi are located in south Mississippi. All appraisals were received in a timely manner.

Comment:

How management used any third party information (if applicable) and whether or not management made any adjustments to this information as part of their on-going evaluation of the need for a specific reserve over the last two years.

Response:

Management used third party information, primarily in the form of new appraisals as described above, as a part of its on-going evaluation of the need for a specific reserve over the last two years. Management evaluated the third party appraisals on an on-going basis but made no adjustments to the appraised value.

Comment:

Why you believe management had an appropriate internal system and methodology in place to ensure that changes in facts and circumstances regarding loan performance, collateral values and appraised values were considered by management in a timely manner and similarly reflected in your accounting.

Response:

Management believes that the Company had an appropriate internal system and methodology in place to ensure that changes in facts and circumstances regarding loan performance, collateral values and appraised values were considered by management in a timely manner and similarly reflected in our accounting as a result of:

1.	Management utilizes a loan grading system and prepares a monthly watch list of credits which has for numerous years proven to identify problem loans and provide a mechanism for monitoring such loans.

2.	Management has implemented a loan review process and special assets (workout) department which focus on evaluating problem loans, especially nonaccrual loans, and their collateral.

3.	Management meets with borrowers on a regular, periodic basis to gather current facts and circumstances pertaining to their loans, develop solutions and determine future course of action. These meetings are documented in the Company’s loan files.

4.	Management monitors appraisals for collateral, especially for problem loans, to consider if they should be updated.

5.	The Chief Executive Officer, the Chief Lending Officer, the Chief Credit Officer, the Chief Financial Officer and the Vice President in charge of Special Assets together consider the computation of the allowance for loan losses and conclude unanimously as to its adequacy on a quarterly basis.

6.	Management fully reviews its system and methodology with respect to the computation of allowance for loan losses with its independent accounting firm on a quarterly basis. This review is reported to the Audit Committee of the Company’s board of directors and that committee’s approval is obtained before financial statements are filed.

The Company hereby affirms that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find our responses to be satisfactory. Should you need additional information or further response or action from us, please do not hesitate to contact Lauri Wood, the Company’s chief financial officer, at 228-435-8412.

Sincerely yours,

/s/ Chevis C. Swetman

Chevis C. Swetman
President and Chief Executive Officer
(principal executive officer)

/s/ Lauri A. Wood

Lauri A. Wood
Chief Financial Officer
(principal financial and accounting officer)

5